

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

September 12, 2018

Steven J. de Groot
Executive Vice President, General Counsel
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

      **Re:   EVO Payments, Inc.**
            **Draft Registration Statement on Form S-1**
            **Submitted September 7, 2018**
            **CIK No. 0001704596**

Dear Mr. de Groot:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time.  Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 with any questions.

                  Sincerely,

                  /s/ Mara L. Ransom

                  Mara L. Ransom
                  Assistant Director
                  Office of Consumer Products

cc:    Keith M. Townsend